Exhibit 99.4

BIGLARI HOLDINGS INC.

, 2013

TO OUR CLIENTS:

Enclosed for your consideration are a Prospectus dated                        , 2013 (the “Prospectus”) and the “Instructions for Use of Subscription Certificates” relating to the offering (the “Rights Offering”) by Biglari Holdings Inc. (the “Company”) of its common stock (as defined below) pursuant to transferable subscription rights (the “Subscription Rights”) distributed to all holders (“Holders”) of record of shares of common stock, $0.50 stated value per share (the “common stock”), at the close of business on                       , 2013 (the “Record Date”). The Subscription Rights are described in the Prospectus.

In the Rights Offering, the Company is offering an aggregate of [             ] shares of common stock, as described in the Prospectus.

The Subscription Rights will expire, if not exercised, at 5:00 p.m., New York City time, on                       , 2013, unless extended (the “Expiration Date”).

As described in the Prospectus, you will receive one Subscription Right for each share of common stock carried by us in your account as of the Record Date.  Every [    ] such Subscription Rights will entitle you to subscribe for one share of common stock (the “Basic Subscription Privilege”) at the cash price of [$       ] per share (the “Subscription Price”).

In addition, shareholders on the Record Date who fully exercise the rights distributed to them will also be entitled to subscribe for and purchase additional shares of common stock that are not purchased by other Holders through their Basic Subscription Privileges (the “Oversubscription Privilege”).  The maximum number of shares that you may purchase under the Oversubscription Privilege is equal to the number of shares you purchased under the Basic Subscription Privilege.  If the number of shares remaining after the exercise of all Basic Subscription Privileges is not sufficient to satisfy all requests for shares pursuant to Oversubscription Privileges, you will be allocated additional shares pro rata, based on the number of shares you purchased through your Basic Subscription Privilege in proportion to the total number of shares that you and other oversubscribing Holders purchased through the Basic Subscription Privilege.

The Subscription Rights are evidenced by transferable Subscription Certificates and will cease to have any value at the close of business on the Expiration Date.

The materials enclosed are being forwarded to you as the beneficial owner of shares of common stock carried by us in your account but not registered in your name.  Exercises of Subscription Rights may be made only by us as the record owner and pursuant to your instructions.  Accordingly, we request instructions as to whether you wish us to elect to subscribe for any common stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus.  However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering.  Once you have exercised your Basic Subscription Privilege and your Oversubscription Privilege, such exercise may not be revoked except as otherwise provided in the Prospectus.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of common stock to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent at:

Morrow & Co., LLC
470 West Avenue, 3rd Floor
Stamford, CT 06902

Toll Free Telephone for Shareholder Calls: 877-849-0763
Direct Line for Banks and Brokers to Call Collect: 203-658-9400